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UNITED STATES
SECURITIES AND EXCHANGE COMMIS
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8707

SEC MAIL PROCESSING RECEIVED FEB 25 2011 WASH. D.C. 200 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dorn & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 E WASHINGTON
(No. and Street)

FERGUS FALLS (City) MN (State) 56538-0748 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LARRY DORN 218-739-5236
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EIDE BAILLY LLP
(Name – *if individual, state last, first, middle name*)

4310 17TH AVE S (Address) FARGO (City) ND (State) 58108-2545 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RUSSELL (LARRY) DORN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DORN & CO., INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JILL NAOMI FLODEN
Notary Public
Minnesota
My Comm. Expires
Jan 31, 2012

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information
Years Ended December 31, 2010 and 2009

Dorn & Co, Inc.

DORN & CO., INC.
TABLE OF CONTENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009

EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Fergus Falls, Minnesota

We have audited the accompanying statements of financial condition of Dorn & Co., Inc. as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all respects, the financial position of Dorn & Co., Inc. at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Fargo, North Dakota
February 23, 2011

www.eidebailly.com

4310 17th Ave. S. | P.O. Box 2545 | Fargo, ND 58108-2545 | T 701.239.8500 | F 701.239.8600 | EOE

DORN & CO., INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
Cash and Cash Equivalents	$ 59,452	$ -
Receivable from Broker - Dealers and Clearing Organizations	45,459	113,972
Trading Deposit	293,559	293,559
Prepaid Expenses	2,802	2,357
Office Equipment and Leasehold Improvements at Cost, Less Accumulated Depreciation and Amortization of $468,769 and $424,173 for 2010 and 2009, respectively	133,408	141,487
Investment in Antique Personal Property	47,130	47,130
Deposit with Clearing Organization	25,000	25,000
TOTAL ASSETS	$ 606,810	$ 623,505

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
LIABILITIES		
Checks Written in Excess of Cash in Bank	$ -	$ 7,374
Accounts Payable	14,234	5,740
Accrued Payroll Taxes	19,272	18,429
Accrued Expenses	23,675	28,343
Total Liabilities	57,181	59,886
STOCKHOLDER'S EQUITY		
Common Stock		
Par Value $10		
Authorized - 25,000 Shares		
Issued and Outstanding - 6,000 Shares	60,000	60,000
Retained Earnings	489,629	503,619
Total Stockholder's Equity	549,629	563,619
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 606,810	$ 623,505

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
INCOME		
Gain on Sale and Holding of Trading Account Securities	$ 35,601	$ 29,678
Commissions on Security Sales	51,063	25,711
Commissions and Concessions on Mutual Funds	667,686	633,435
Annuity Fees	9,407	20,975
Dividends and Interest Earned	9,381	8,495
Proceeds from NASD Merger	464	-
Total Income	773,602	718,294
EXPENSES		
Salaries and Commissions		
Executive	120,000	82,000
Registered Representative	138,306	116,675
Office and Clerical	145,283	147,654
Payroll Taxes	29,199	26,507
Advertising	13,819	9,779
Bank Service and Clearing Charges	25,566	24,642
Depreciation	21,546	37,052
Client Expense/Expos	14,556	16,718
Utilities and Building Occupancy	17,631	20,205
Licenses, Bonds and Insurance	5,980	5,648
Memberships, Books, Dues and Subscriptions	18,975	13,492
Office Supplies and Expense	10,106	10,575
Repairs and Maintenance	369	1,696
Postage	3,225	3,540
Professional Services	56,777	57,604
Rents	94,200	86,400
Travel and Entertainment	16,688	6,458
Telephone	6,322	7,092
Employee Benefits	331	-
Profit Sharing Trust Contributions	46,621	38,244
Donations	1,767	5,026
Interest	25	1,014
Total Expenses	787,292	718,021
INCOME (LOSS) BEFORE PROVISIONS FOR INCOME TAXES	(13,690)	273
PROVISIONS FOR INCOME TAXES	300	300
NET LOSS	$ (13,990)	$ (27)

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Stock	Retained Earnings	Total Stockholders' Equity
BALANCE - DECEMBER 31, 2008	$ 60,000	$ 503,646	$ 563,646
NET LOSS	-	(27)	(27)
BALANCE - DECEMBER 31, 2009	60,000	503,619	563,619
NET LOSS	-	(13,990)	(13,990)
BALANCE - DECEMBER 31, 2010	$ 60,000	$ 489,629	$ 549,629

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash Received from Customers and Clients	$ 832,734	$ 652,122
Cash Payments to Brokers, Vendors and Employees	(768,871)	(682,173)
Interest and Dividends Received	9,381	8,495
Interest Paid	(25)	(1,014)
Income Taxes Paid	(300)	(300)
Net Cash Provided (Used) by Operating Activities	72,919	(22,870)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Property and Equipment	(13,467)	-
Proceeds from Trading Deposit	-	25,000
Purchase of Other Asset	-	(2,130)
Net Cash Provided (Used) by Investing Activities	(13,467)	22,870
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Reserve Line	-	38,232
Payments on Reserve Line	-	(38,232)
Net Cash Provided (Used) by Financing Activities	-	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	59,452	-
Cash and Cash Equivalents - Beginning of Year	-	-
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 59,452	$ -
RECONCILIATION OF NET LOSS TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		
Net Loss	$ (13,990)	$ (27)
Adjustments to Reconcile Net Loss to Net Cash Provided (Used) by Operating Activities		
Depreciation	21,546	37,052
(Increase) Decrease in:		
Accounts Receivable	68,513	(59,406)
Officer Receivable	-	1,729
Prepaid Expenses	(445)	72
Increase (Decrease) in:		
Accounts Payable	8,494	1,802
Checks Written in Excess of Cash	(7,374)	(7,547)
Payroll Taxes	843	(8,263)
Other Liabilities	(4,668)	11,718
Net Cash Provided (Used) by Operating Activities	$ 72,919	$ (22,870)

See accompanying Notes to Financial Statements

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Dorn & Co., Inc.'s (the Company) business activities consist primarily of the purchase and sale of stocks, bonds and mutual funds on its own behalf and as broker or agent for others. The Company has a Principal's license to operate principally in the states of Minnesota, North Dakota, and South Dakota. The Company is a registered insurance agent in the State of Minnesota. Records are maintained on the accrual basis whereby revenues are recognized as they are earned and expenses are reported as they are incurred. Security-related transactions are recorded on the basis of trade dates.

Securities Clearing

During 1999, Dorn & Co., Inc. completed the conversion from a self-clearing broker to becoming fully-disclosed through RBC Dain Correspondent Services (DCS), a division of RBC Dain Incorporated, a Minnesota corporation.

Securities Insurance

Securities held in custody by DCS (the company's clearing firm) are protected up to a total of $99,500,000 per account. Of this total, Securities Investor Protection Corporation (SIPC) provides $500,000, of which $100,000 may be in cash. The remaining $99,000,000 of coverage on securities only is provided by DCS through a commercial insurer. Investment Access and RBC Dain Retirement accounts are protected up to a total of $400,000,000. The account protection applies when a SIPC member firm fails financially and is unable to meet obligations to securities customers, but it does not protect against losses from the rise and fall in market value of investments.

Trading Securities and Deposits

The Company maintains a deposit at RBC Dain in the amount of $293,559 for the years ended December 31, 2010 and 2009 respectively, which is used to purchase Trading Securities. For the years ended December 31, 2010 and 2009, the Company had no trading securities. Instead, the funds are invested in a money market account and classified as a trading deposit. Trading securities are valued at quoted market values.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation to date. Depreciation is computed by the straight line method using estimated useful lives of 3 to 39 years. Depreciation expense for the year ended December 31, 2010 and 2009 was $21,546 and $37,052, respectively.

The Company's investment in antique personal property is valued at cost. Market value is not available for these assets. No depreciation is provided since they are deemed to have retained their value.

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash flows from purchase and sales of debt and equity securities carried in the trading account are classified as operating activities. Customer and broker accounts and short-term borrowings having original maturities of three months or less are reported net.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company adopted the income tax standard for uncertain tax positions on January 1, 2009. As a result of the implementation, the Company evaluated its tax positions and determined it has no uncertain tax positions as of December 31, 2010. The Company's income tax returns are subject to review and examination by federal and state authorities, which includes tax returns for the years 2007 to 2010. However, due to the Company's net operating loss carryforward position, the federal and state statute of limitations is effectively open back to the tax year ended December 31, 2002, the earliest tax year available for the loss carryforward.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising

Advertising costs are expensed as incurred. The expense for the year ended December 31, 2010 and 2009 was $13,819 and $9,779, respectively.

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Trade Receivables

Trade receivables (Broker and Dealers – Open Transactions and Trading Receivable) are recorded and recognized on the books based upon information presented to the company by third party entities from whom the receivable is due. No allowance is deemed to be necessary as it has been the experience of the Company that the full amount is collected and usually received within 30 days.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 23, 2011, the date the financial statements were available to be issued.

Fair Value of Financial Instruments

The company categorizes its assets and liabilities measured at fair value into a three-level hierarchy based on the priority of inputs to the valuation technique used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level I) and the lowest priority to unobservable inputs (Level III). If the inputs used in the determination of the fair value measurement fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement. Assets and liabilities valued at fair value are categorized based on the inputs to the valuation technique as follows:

Level 1 – Inputs that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs that include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 – Inputs that are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

Subsequent to initial recognition, the Company may re-measure the carrying value of assets and liabilities measured on a nonrecurring basis to fair value. Adjustments to fair value usually result when certain assets are impaired. Such assets are written down from their carrying amounts to their fair value.

Professional standards allow entities the irrevocable option to elect to measure certain financial instruments and other items at fair value for the initial and subsequent measurement on an instrument-by-instrument basis. The Company has not elected to measure any existing financial instruments at fair value. However, it may elect to measure the newly acquired financial instruments at fair value in the future.

NOTE 2 RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2010 and 2009, consist of the following:

	2010	2009
Fees and Commissions Receivable	$ 23,607	$ 95,004
Receivable from Clearing Organization	21,852	18,968
Total	$ 45,459	$ 113,972

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 3 BUSINESS LINK RESERVE ACCOUNT

The Company has an unsecured overdraft protection account with Bank of the West of Fergus Falls in the amount of $25,000. As of December 31, 2010 and 2009, $0 was outstanding. The interest rate on the loan is the Prime rate at the time of the advance.

NOTE 4 INCOME TAXES

Income tax expense (benefit) has been computed at the statutory rates applicable during the years. The components of taxes on income at December 31, 2010 and 2009 are as follows:

	2010	2009
Current:		
Federal		
State	$ 300	$ 300
Deferred Tax Benefit	(3,200)	-
Valuation Allowance	3,200	-
Tax Provision	$ 300	$ 300

As of December 31, 2010, the Company had federal and state net operating loss carryforwards, which may be applied to future taxable income of $70,000 and $25,000, respectfully. The net operating loss carryforwards will begin to expire in 2015.

At December 31, 2010, deferred tax assets recognized for deductible net operating loss carryforwards totaled $13,000. The deferred tax benefits have been offset in total by valuation allowances.

NOTE 5 PROFIT SHARING TRUST FUND

The Company has adopted a non-contributory profit sharing plan covering all full-time employees with one or more years of service, to which it has been paying a cash amount approximating 12 percent of the eligible salaries of those employees who have fulfilled the length of service requirement. Contributions to the plan are discretionary and totaled $46,621 and $38,244 for 2010 and 2009, respectively.

NOTE 6 NET CAPITAL REQUIREMENTS

As a registered Broker-Dealer, Dorn & Co., Inc. is subject to the requirements of Rule 15(c)3-1 of the Securities Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a Broker-Dealer to have at all times sufficient liquid assets to cover its current indebtedness. Specifically, the rule requires a self-clearing broker to maintain a minimum of $250,000 in net capital, and prohibits a Broker-Dealer from permitting its aggregate indebtedness to exceed fifteen times its net capital as those terms are defined. Although Dorn & Co., Inc. is no longer self-clearing, it still has chosen to maintain a minimum net capital of $250,000 in order to act as a principal. At December 31, 2010, aggregate indebtedness and net capital were $57,181 and $366,289, respectively, a ratio of .16 to 1. At December 31, 2009, aggregate indebtedness and net capital were $59,886 and $372,645, respectively, a ratio of .16 to 1.

NOTE 7 LEASE AGREEMENTS

As of July 1, 2007, the Company entered into a long-term lease agreement for the office space occupied for a time period of 10 years. Under the terms of the agreement, lease payments in the amount of $7,200 are due monthly based upon a square foot calculation. The agreement also calls for an annual review of lease payment amounts for possible adjustments to current market conditions. Under the terms of the agreement, the lease may be terminated early by the Company or building owner. Effective July 1, 2010, the lease agreement was increased to $8,500 per month. Lease expense was $94,200 and $86,400 for 2010 and 2009, respectively.

Future minimum lease payments under the agreement, at December 31, 2010 are as follows:

2011	$ 102,000
2012	102,000
2013	102,000
2014	102,000
2015	102,000
Thereafter	153,000
Total	$ 663,000

NOTE 8 RELATED-PARTY TRANSACTIONS

The Company maintains its offices in a building owned by its sole shareholder, and paid $94,200 and $86,400 for rent in 2010 and 2009, respectively.

NOTE 9 CREDIT RISK

Amounts on deposit in the corporation bank account frequently exceeded the FDIC coverage for depositors. This results in a credit risk. Amounts on deposit with RBC Dain are covered by Securities Investor Protection Corporation (SIPC) as disclosed in Note 1, Securities Insurance.

Other financial instruments subject to off-balance-sheet credit risk include accounts receivable, and trading and investment securities. The Company does not require collateral or other security to support receivables. At December 31, 2010 and 2009, the Company had accounts receivable from broker/dealer open transactions of $21,852 and $18,968, respectively.

The value of trading and investment securities is based on market values of the specific issues and thus subject to market fluctuations.

NOTE 10 FAIR VALUE OF FINANCIAL INSTRUMENTS

For most financial instruments owned by the Company, including cash, accounts receivable and payable, and notes payable, the fair value approximates their carrying value because of their short-term nature or because their interest rates are equal to current market rates. Trading securities and deposits are valued on the financial statements at current market values utilizing quoted market prices in active markets as of December 31, 2010 and 2009. Such market values represent a fair value of these financial instruments.

It was not practical to estimate the fair value of investment in antique personal property because a limited market exists for their sale or resale.

NOTE 11 RECLASSIFICATIONS

Certain items have been reclassified from the prior year. These reclassifications affect neither the net income nor retained earnings of the Company.

INDEPENDENT AUDITOR'S REPORT ON SUPPLMENTARY INFORMATION

The Board of Directors
Dorn & Co., Inc.
Fergus Falls, MN

Our reports on our audits of the basic financial statements of Dorn & Co., Inc. (a corporation) for the years ended December 31, 2010 and 2009 appears on page 1. The audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital Reconciliation on page 13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. In addition, the schedule of Insurance in Force on page 14 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audits of the basic financial statements and, accordingly, we express no opinion on it.

Eide Bailly LLP

Fargo, North Dakota
February 24, 2010

www.eidebailly.com

4310 17th Ave. S. | P.O. Box 2545 | Fargo, ND 58108-2545 | T 701.239.8500 | F 701.239.8600 | EOE

DORN & CO., INC.
COMPUTATION OF NET CAPITAL RECONCILIATION
DECEMBER 31, 2010 AND 2009

	2010	2009
TOTAL STOCKHOLDER'S EQUITY - PER BALANCE SHEET	$ 549,629	$ 563,619
DEDUCTIONS		
Unallowable Assets		
Prepaid Expenses	2,802	2,357
Property and Equipment - Net of Accumulated Depreciation	133,408	141,487
Investment in Antique Personal Property	47,130	47,130
Total Deductions	183,340	190,974
NET CAPITAL	$ 366,289 [1]	$ 372,645 [1]
AGGREGATE INDEBTEDNESS	57,181	59,886
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	15.61%	16.07%

[1] The above computation of net capital was compared to the computation of net capital for the December 31, 2010 and 2009 FOCUS filing and no material differences existed.

DORN & CO., INC.
INSURANCE IN FORCE
DECEMBER 31, 2010 AND 2009

EMPLOYEES	Worker's Compensation	Statutory
	Profit Sharing Blanket Bond	100M
BUSINESS OWNER'S POLICY	Business Liability	1,000M
	Medical Expense	5M
	Tenant's Fire, Legal	50M
	Hired/Non-Owned Autos	1,000M
	Building Replacement	560,200
	Business Personal Property	102,600
	Valuable Paper	10M
	Business Interruption	12 Months
	Outdoor Signs	5M
STOCKBROKERS	Blanket Bond (10M Deductible)	300M
	Fidelity and Deposit (5M Deductible)	25M
	Audit Expense Coverage	25M
	Unauthorized Signatures	25M
SECURITY BOND	North Dakota Blue Sky	25M
	Seaboard Security STAMP (5M Deductible)	100M
MAIL	First Class Mail/Certified Mail/Overnight	
	Non-Negotiable	5,000M
	Negotiable	5,000M

EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Dorn & Co., Inc.
Fergus Falls, Minnesota

In planning and performing our audit of the financial statements of Dorn & Co., Inc. as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rude 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-3
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.eidebailly.com

4310 17th Ave. S. | P.O. Box 2545 | Fargo, ND 58108-2545 | T 701.239.8500 | F 701.239.8600 | EOE

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Fargo, North Dakota
February 23, 2011

Larry Dorn
Dorn & Co., Inc.
Fergus Falls, Minnesota

We have audited the financial statements of Dorn & Co., Inc. for the year ended December 31, 2010, and have issued our report thereon dated February 23, 2011. Professional standards require that we provide you with the following information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated December 14, 2010. Professional standards also require that we communicate to you the following information related to our audit.

SIGNIFICANT AUDIT FINDINGS

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by World Trend Financial Planning Services, Ltd. are described in Note 1 to the financial statements. No new accounting policies were adopted, and the application of existing policies was not changed during the year ended December 31, 2010. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements was:

> Management's estimate of depreciation expense is based on estimated useful lives of capital assets. We evaluated the key factors and assumptions used to develop depreciation expense in determining that it is reasonable in relation to the financial statements taken as a whole.

The disclosures in the financial statements are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. No misstatements were noted during the audit.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 23, 2011.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship, and our responses were not a condition to our retention.

This report is intended solely for the use of Larry Dorn and management of Dorn & Co., Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Fargo, North Dakota
February 23, 2011

EideBailly

CPAs & BUSINESS ADVISORS

Larry Dorn
Dorn & Co., Inc.
Fergus Falls, Minnesota

In planning and performing our audit of the financial statements of Dorn & Co., Inc. (Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

This communication is intended solely for the information and use of Dorn & Co., Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Fargo, North Dakota
February 23, 2011